Mail Stop 3561

May 27, 2010

Michael I. German
President and Chief Executive Officer
Corning Natural Gas Corporation
330 W. William St.
Corning, New York 14830

> **Re:** **Corning Natural Gas Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 11, 2010**
> **File No. 333-166008**

Dear Mr. German:

We have reviewed the letter of your counsel dated May 25, 2010 in response to comment 21 in our letter dated May 4, 2010 and have the following comment. Where indicated, we think you should revise your registration statement in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Please provide disclosure in the registration statement indicating that you failed to comply with Exchange Act Rule 13e-4 in connection with the amendment of your warrant agreement to reduce temporarily the per warrant cash exercise price from $19.00 to $15.00 from July 6, 2009 to August 5, 2009, as reported in your Current Report on Form 8-K filed with us on July 2, 2009. Please also disclose the potential consequences resulting from such failure.

* * * * *

As appropriate, please amend your filing in response to this comment as well as the comments in our letter dated May 25, 2010. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Perry Hindin, Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3444 with any questions regarding this comment. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Deborah J. McLean, Esq.
        Nixon Peabody LLP
        Via Facsimile